UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Blockbuster Inc.
(Name of Issuer)

Class B Common Stock, $0.01 par value
(Title of Class of Securities)

093679207
(CUSIP Number)

Mark J. Wattles
7945 W. Sahara Ave., Suite 205
Las Vegas, NV 89117
303-801-4003
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093679207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wattles Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power 2,189,272

8. Shared Voting Power —

9. Sole Dispositive Power 2,189,272

10. Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,272

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 093679207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HKW Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Class B Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power 1,368,803

8. Shared Voting Power —

9. Sole Dispositive Power 1,368,803

10. Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,368,803

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9%

14.	Type of Reporting Person (See Instructions) OO

Item 1.        Security and Issuer.
This Statement on Schedule 13D (this “Schedule”) relates to the beneficial ownership of 3,558,075 shares or 4.9% of the outstanding Class B Common Stock of Blockbuster Inc., a Delaware corporation (the “Issuer”) whose principal address is 1201 Elm Street, Dallas, Texas 75270.

Item 2.        Identity and Background.

(a)              This Schedule is being filed by Mark J. Wattles (the “Reporting Person”), an individual who beneficially owns the Class B Common Stock through Wattles Capital Management, LLC, a Delaware limited liability company (“WCM”) and HKW Trust, a trust organized under the laws of the State of Nevada (the “Trust”).  Mr. Wattles is the sole member and manager of WCM and owns 100% of its membership interests.  Mr. Wattles is the settler and sole trustee of the Trust and exercises sole discretion over the Trust pursuant to the terms and conditions set forth in the Trust instrument.

(b)              The business address of Mr. Wattles and WCM is 7945 W. Sahara Ave., Suite 205, Las Vegas, NV 89117, phone: 303-801-4003.  The business address of the Trust is 7945 W. Sahara Ave., Suite 205, Las Vegas, NV 89117.

(c)              Mr. Wattles’ principal occupation is serving as President of WCM, which is primarily engaged in investing in public and private companies in the consumer products and retail sectors.  WCM indirectly owns a majority interest in Ultimate Acquisition Partners, LP, a Delaware limited partnership (“UAP”), which owns and operates consumer electronics retail stores under the name Ultimate Electronics.  Mr. Wattles also serves as Chairman of UAP.  Prior to forming WCM, Mr. Wattles founded Hollywood Entertainment Corporation (“Hollywood”), the second largest video rental and retail chain (after Blockbuster Inc.) and the second largest video game specialty retailer (after Game Stop Corp.), where he was Chairman and Chief Executive Officer for more than 17 years before Hollywood was sold for $1.25 billion to Movie Gallery, Inc. in April 2005.  The Trust acquires, holds, manages and disposes of assets for the benefit of a member of Mr. Wattles’ family and The Wattles Family Foundation.

(d)              During the last five years, neither Mr. Wattles (individually or as trustee of the Trust) nor WCM has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              During the last five years, neither Mr. Wattles (individually or as trustee of the Trust) nor WCM has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him or it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Mr. Wattles is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

WCM acquired its shares in standard brokerage account(s) which typically provide an option to use margin. The Trust acquired its shares in standard brokerage account(s) which, because of the Trust’s charter, do not provide an option to use margin.

Item 4.        Purpose of Transaction.

The shares were acquired for investment purposes by the Reporting Person.  Depending on price, availability, market conditions and other factors that may affect his judgment, the Reporting Person may acquire additional Class A and/or B shares or may dispose of any or all Class A and/or B shares of the Issuer.  Mr. Wattles has in the past had, and may in the future have, discussions regarding the Issuer with members of the Issuer’s board of directors and senior management.

Item 5.        Interest in Securities of the Issuer.

(a)-(b)        As of August 3, 2010, WCM and the Trust collectively owned 3,558,075 Class B shares, which represent 4.9% of the Issuer’s outstanding Class B Common Stock.

The Reporting Person’s percentage of beneficial ownership of Class B shares was calculated by dividing (i) the number of shares of Class B Common Stock beneficially owned by the Reporting Person as of August 3, 2010, by (ii) the 72,000,000 shares of Class B Common Stock issued and outstanding as of May 7, 2010, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended April 4, 2010.

(c)              During the last 60 days, the Reporting Person has not bought, sold or otherwise received any Class B shares of the Issuer’s  Common Stock, except as described in Schedule I attached hereto (and incorporated by reference).

(d)              No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of, dividends from and/or proceeds from the sale of any Class B shares of Common Stock of the Issuer.

(e)              Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.        Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 4, 2010	/s/ Mark J. Wattles
Mark J. Wattles

SCHEDULE I

All of the following transactions were purchases or sales of Class B Common Stock effected in the open market.

As of August 4, 2010, WCM owned 2,189,272 shares of Class B Common Stock. The following transactions were effected by WCM during the sixty days preceding August 4, 2010:

WCM TRANSACTIONS
Date	Shares Sold	Price Per Share
7/2/10	187,500	$0.12
7/2/10	75	$0.1001
7/2/10	105,317	$0.11
7/2/10	225	$0.1006
7/2/10	75	$0.1005
7/2/10	1,425	$0.1004
7/2/10	1,575	$0.1003
7/2/10	453,808	$0.10
7/6/10	540	$0.099
7/6/10	2,160	$0.0987
7/6/10	90	$0.0983
7/6/10	2,160	$0.0984
7/6/10	8,640	$0.0961
7/6/10	36,900	$0.0960
7/6/10	1,620	$0.0955
7/6/10	900	$0.0956
7/6/10	4,500	$0.0951
7/6/10	167,490	$0.0950
7/7/10	72,000	$0.0605
7/7/10	9,000	$0.0650
7/7/10	4,500	$0.0603
7/7/10	364,500	$0.0600
7/8/10	180,000	$0.082
7/8/10	27,000	$0.08
7/8/10	18,000	$0.084
7/9/10	9,000	$0.09
7/9/10	4,500	$0.0875
7/9/10	211,500	$0.085
7/15/10	2,250	$0.078
7/15/10	10,080	$0.0755
7/15/10	2,250	$0.0754
7/15/10	9,000	$0.0751
7/15/10	2,250	$0.0752
7/15/10	15,660	$0.075
7/15/10	13,500	$0.077
7/15/10	153,000	$0.079
7/15/10	17,010	$0.08
7/15/10	22,950	$0.0855
7/15/10	2,250	$0.0815
7/15/10	2,250	$0.0805
7/16/10	22,500	$0.079
7/16/10	4,320	$0.0746
7/16/10	22,410	$0.076
7/16/10	2,250	$0.075
7/16/10	50,580	$0.0745
7/16/10	102,249	$0.07
7/19/10	47,250	$0.0611
7/19/10	49,500	$0.062
7/19/10	15,750	$0.066
7/20/10	90,000	$0.0635
7/20/10	90,000	$0.063
7/20/10	5,580	$0.066
7/20/10	31,500	$0.064

7/20/10	92,180	$0.0645
7/20/10	9,000	$0.062
7/21/10	39,600	$0.063
7/21/10	297,000	$0.064
7/21/10	113,400	$0.066
7/21/10	36,000	$0.077
7/21/10	27,000	$0.075
7/21/10	22,500	$0.072
7/21/10	72,000	$0.071
7/21/10	35,100	$0.07
7/22/10	4,500	$0.071
7/22/10	22,500	$0.07
7/22/10	159,624	$0.074
7/22/10	27,000	$0.0761
7/22/10	4,500	$0.0815
7/22/10	9,000	$0.081
7/22/10	45,000	$0.0781
7/22/10	4,500	$0.0785
7/22/10	239,400	$0.08
7/23/10	22,500	$0.0815
7/23/10	2,657	$0.085
7/23/10	252,000	$0.089
7/23/10	281,970	$0.084
7/23/10	47,752	$0.081
7/23/10	133,148	$0.083
7/23/10	258,073	$0.08
7/23/10	126,900	$0.079
7/26/10	15,351	$0.095
7/26/10	38,868	$0.091
7/26/10	124,872	$0.092
7/26/10	61,402	$0.0955
7/26/10	66,520	$0.093
7/27/10	16,256	$0.101
7/27/10	311,118	$0.1
7/29/10	6,140	$0.085
7/29/10	30,701	$0.0815
7/29/10	3,070	$0.083
7/29/10	3,070	$0.0816
7/29/10	15,351	$0.0813
7/29/10	3,070	$0.0814
7/29/10	30,701	$0.0835
7/29/10	21,491	$0.081
7/30/10	28,200	$0.0855
7/30/10	15,000	$0.0854
7/30/10	48,000	$0.0852
7/30/10	36,000	$0.0851
7/30/10	50,650	$0.09
7/30/10	52,200	$0.088
7/30/10	39,000	$0.087
7/30/10	30,950	$0.085
8/2/10	92,295	$0.09
8/3/10	492,237	$0.075
8/3/10	184,589	$0.08
8/3/10	430,708	$0.083

As of August 4, 2010, the Trust owned 1,368,803 shares of Class B Common Stock. The following transactions were effected by the Trust during the sixty days preceding August 4, 2010:

HKW TRANSACTIONS
Date	Shares Sold	Price Per Share
7/2/10	62,500	$0.12
7/2/10	25	$0.1001
7/2/10	35,106	$0.11
7/2/10	75	$0.1006
7/2/10	25	$0.1005
7/2/10	475	$0.1004
7/2/10	525	$0.1003
7/2/10	151,269	$0.10
7/6/10	60	$0.0990
7/6/10	240	$0.0987
7/6/10	10	$0.0983
7/6/10	240	$0.0984
7/6/10	960	$0.0961
7/6/10	4,100	$0.0960
7/6/10	180	$0.0955
7/6/10	100	$0.0956
7/6/10	500	$0.0951
7/6/10	18,610	$0.0950
7/7/10	8,000	$0.0605
7/7/10	1,000	$0.0650
7/7/10	500	$0.0603
7/7/10	40,500	$0.0600
7/8/10	20,000	$0.082
7/8/10	3,000	$0.08
7/8/10	2,000	$0.084
7/9/10	1,000	$0.09
7/9/10	500	$0.0875
7/9/10	23,500	$0.85
7/15/10	250	$0.078
7/15/10	1,120	$0.0755
7/15/10	250	$0.0754
7/15/10	1,000	$0.0751
7/15/10	250	$0.0752
7/15/10	1,740	$0.075
7/15/10	1,500	$0.077
7/15/10	17,000	$0.079
7/15/10	1,890	$0.08
7/15/10	2,550	$0.0855
7/15/10	250	$0.0815
7/15/10	250	$0.0805
7/16/10	2,500	$0.079
7/16/10	480	$0.0746
7/16/10	2,490	$0.076
7/16/10	250	$0.075
7/16/10	5,620	$0.0745
7/16/10	11,361	$0.07
7/19/10	5,250	$0.0611
7/19/10	5,250	$0.062
7/19/10	1,750	$0.066
7/20/10	10,000	$0.0635
7/20/10	10,000	$0.063
7/20/10	620	$0.066
7/20/10	3,500	$0.064
7/20/10	10,242	$0.0645
7/20/10	1,000	$0.062
7/21/10	4,400	$0.063

7/21/10	33,000	$0.064
7/21/10	12,600	$0.066
7/21/10	4,000	$0.077
7/21/10	3,000	$0.075
7/21/10	2,500	$0.072
7/21/10	8,000	$0.071
7/21/10	3,900	$0.07
7/22/10	500	$0.071
7/22/10	2,500	$0.07
7/22/10	17,736	$0.074
7/22/10	3,000	$0.0761
7/22/10	500	$0.0815
7/22/10	1,000	$0.081
7/22/10	5,000	$0.0781
7/22/10	500	$0.0785
7/22/10	26,600	$0.08
7/23/10	2,500	$0.0815
7/23/10	295	$0.085
7/23/10	28,000	$0.089
7/23/10	31,330	$0.084
7/23/10	5,306	$0.081
7/23/10	14,794	$0.083
7/23/10	28,675	$0.08
7/23/10	28,675	$0.079
7/26/10	9,649	$0.095
7/26/10	24,432	$0.091
7/26/10	78,494	$0.092
7/26/10	38,598	$0.0955
7/26/10	41,814	$0.093
7/27/10	10,218	$0.101
7/27/10	208,141	$0.1
7/29/10	3,860	$0.085
7/29/10	19,299	$0.0815
7/29/10	1,930	$0.083
7/29/10	1,930	$0.0816
7/29/10	9,649	$0.0813
7/29/10	1,930	$0.0814
7/29/10	19,299	$0.0835
7/29/10	13,509	$0.081
7/30/10	18,800	$0.0855
7/30/10	10,000	$0.0854
7/30/10	32,000	$0.0852
7/30/10	24,000	$0.0851
7/30/10	33,766	$0.09
7/30/10	34,800	$0.088
7/30/10	26,000	$0.087
7/30/10	20,634	$0.085
8/2/10	57,705	$0.09
8/3/10	307,763	$0.075
8/3/10	115,411	$0.08
8/3/10	269,292	$0.083